UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January, 2016

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated January 6, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: January 7, 2016	By:	“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Sets Production Outlook for Cigar Lake Operation

Saskatoon, Saskatchewan, Canada, January 6, 2016   .   .   .   .   .   .   .   .   .   .   .   .    ..   .   .   .   .   .

Cameco (TSX: CCO; NYSE: CCJ) announced today that the Cigar Lake operation is expected to produce 16 million packaged pounds of uranium concentrate (U3O8) in 2016 (Cameco’s share 8 million pounds).

Ore from the Cigar Lake mine is milled and packaged at the McClean Lake operation which is majority owned and operated by AREVA Resources Canada Inc.

The McClean Lake mill’s operating licence has a current annual production limit of 13 million pounds. AREVA plans to submit an application to the Canadian Nuclear Safety Commission to increase the mill’s licensed annual production limit. Full achievement of the 2016 production outlook for Cigar Lake is subject to securing regulatory approvals necessary to increase mill production.

Cameco will report the final 2015 production for Cigar Lake in its fourth quarter results on February 5, 2016.

The Cigar Lake mine is owned by Cameco (50.025%), AREVA Resources Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

The statement regarding Cameco’s expectation concerning production at Cigar Lake in 2016 is “forward-looking information” or a “forward-looking statement” within the meaning of Canadian and U.S. securities laws. This information is based upon a number of assumptions that, while considered reasonable by management, are subject to significant uncertainties and contingencies. We have assumed that: our Cigar Lake development, mining and production plans succeed, the jet boring mining method works as anticipated, and the deposit freezes as planned; modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected; there is no material delay or disruption in our plans as a result of ground movements, cave-ins, additional water inflows, a failure of seals or plugs used for previous water inflows, natural phenomena, delay in acquiring critical equipment, equipment failure or other causes; there are no labour shortages; there are no labour disputes during the collective bargaining process with unionized employees at the McClean Lake Mill; we and AREVA obtain contractors, equipment, operating parts, supplies, regulatory permits and approvals when needed including obtaining the approval of the CNSC to increase production at the McClean Lake mill; and that our mineral reserves estimate and the assumptions it is based on are reliable. This forward-looking information also involves known and unknown risks, uncertainties, and other factors that may cause actual results and developments to differ materially from those expressed or implied. They include the risks: that an unexpected geological, hydrological or underground condition or an additional water inflow delays or disrupts our plans; of natural phenomena, labour disputes during the collective bargaining process with unionized workers at the McClean Lake mill, equipment failure, delay in obtaining the required contractors, equipment, operating parts and supplies or other reasons cause a material delay or disruption in our plans; that AREVA does not obtain the approval of the CNSC to increase production at the McClean Lake mill; that our development, mining or production plans for Cigar Lake are delayed or do not succeed, including as a result of any difficulties with the jet boring mining method or freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore; and that our mineral reserves estimate is not reliable. Please also see our most recent annual information form, annual MD&A and quarterly MD&A for other risks and assumptions relevant to the forward-looking information in this news release. We are providing this forward-looking information to help you understand management’s views regarding Cigar Lake and McClean Lake and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

Qualified Person

The above scientific and technical information related to the Cigar Lake mining operation was approved by Les Yesnik, general manager, Cigar Lake, who is a qualified person for the purpose of National Instrument 43-101.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190